USG Corporation
550 West Adams Street
Chicago, IL 60661
312-436-5978 Fax: 312-672-5978
eregenbogen@usg.com

Ellis A. Regenbogen
Corporate Secretary and
Associate General Counsel
September 17, 2007

By EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, DC 20549

Attn:	Ms. Ellie Quarles
Special Counsel

RE:	USG Corporation
Definitive 14A
Filed March 30, 2007
File No. 1 — 08864
Ladies and Gentlemen:
     This is in reference to your letter dated August 21, 2007 to William C. Foote, Chairman and Chief Executive Officer of USG Corporation, which letter was received at Mr. Foote’s office on August 29, 2007. As discussed with Ms. Quarles by telephone, USG Corporation is reviewing the comments set forth in that letter and intends to discuss the comments and its proposed response to them with the Compensation and Organization Committee of its Board of Directors and others before providing its written response to the Staff. As discussed with Ms. Quarles, USG Corporation expects to provide the Staff with its response to these comments by October 12, 2007.
     Please contact me if you have any questions regarding this matter.
Sincerely,

Ellis A. Regenbogen